UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **February 22, 2005**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure

     (c)   Exhibits

     Exhibit 99.1   Press release of American Independence Corp. dated February 22, 2005, announces reinsurance of additional lines of business and becomes issuing carrier for short-term medical.


<u>SIGNATURE</u>


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AMERICAN INPENDENCE CORP.

(Registrant)


By: <u>Teresa A. Herbert</u>

                               Date: <u>February 24, 2005</u>

<u>/s/ *Teresa A. Herbert*</u>

Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   **www.americanindependencecorp.com**
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES REINSURANCE OF ADDITIONAL LINES OF BUSINESS AND BECOMES ISSUING CARRIER FOR SHORT-TERM MEDICAL

New York, New York, February 22, 2005. American Independence Corp. (NASDAQ: AMIC) today announced that, subject to regulatory approval, Independence American Insurance Company will reinsure up to 10% of a $50 million block of employer-sponsored group major medical business. This block was recently 100% reinsured by Standard Security Life Insurance Company of New York from another carrier. In addition, Independence American will reinsure up to 10% of Independence Holding Company's ("IHC") other employer-sponsored group major medical and short term medical business. The short term medical will be administered by HPA, which is a market leader in this product and is now affiliated with IHC.

In addition, Independence American announced that it will be an issuing carrier for short-term medical through Health Plan Administrators, Inc. ("HPA"). HPA is a market leader in this product and is now affiliated with IHC. Independence American's first short-term initiative will be to market to parents of graduating college students through targeted mailings.

Roy T.K. Thung, Chief Executive Officer, commented we are delighted that Independence American will be participating as a reinsurer on this block of business, which has historically been quite profitable for the risk takers. We are also gratified that Independence American will be an issuing carrier, as well as a reinsurer, of short-term medical though its relationship with HPA. We are also pleased that Independence American continues to add more licenses, and is now licensed in 32 states and the District of Columbia. We hope that this will be the first of many opportunities for Independence American to utilize its increased licensing, product filings and enhanced capital position to write business."

AMIC is a holding company principally engaged in the health insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.